EXHIBIT 99.1

IT Knowledge • Business Results

April 28, 2009

Nexsan Corporation

555 St. Charles Drive, Suite 202

Thousand Oaks, CA 91360

Attn: Philip Black

Ladies and Gentlemen:

Nexsan Corporation, (the “Company”) has requested that ENTERPRISE STRATEGY GROUP (“ESG”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing an amendment to the registration statement on Form S-1 (the “Amendment”) with the Securities and Exchange Commission. Please be advised as follows:

1.   ESG consents to the use by the Company of ESG’s name in portions of the prospectus and the Amendment.

2.   ESG consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Amendment. In granting such consent, ESG represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the Securities and Exchange Commission thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Amendment within the meaning of the term “experts” as used in the Act or the Regulations.

ESG agrees that the existence and terms of the IPO constitute confidential information and agrees not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

ENTERPRISE STRATEGY GROUP

By:	/s/ Brian A. Babineau
Name:	Brian A. Babineau
Title:	Senior Analyst

Exhibit A

Industry Background

Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in ‘‘Business—Industry Background’’ is based on studies, analyses and surveys prepared by the Enterprise Strategy Group and IDC. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. Estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading ‘‘Risk Factors.’’

The Rapid Growth of Fixed Content and Need for Readily Available Long-Term Storage

The amount of digital information being created and stored by businesses, governments and other organizations is growing rapidly, primarily driven by the growth of fixed content.  Fixed content is file based data that once created, does not typically change until deleted.  Examples include digital media such as photographs, medical images, video and audio recordings; digital correspondence such as e-mail, instant messaging transcripts and voicemail; and business documents such as invoices and purchase orders.

Fixed content is being rapidly created, stored longer and must be readily available.  Some of the key factors influencing these trends include:

•                  Larger size and frequent sharing of files.  The creation and storage of increasingly larger files associated with high resolution video, photos, medical images, music and data intensive documents, as well as the frequent sharing and re-saving of files which commonly results in the storage of duplicate data, is accelerating the growth of fixed content.

•                  Evolving business practices.  Many organizations are retaining and accessing important data for business reasons such as data mining, trend analysis and intellectual property preservation.

•                  Regulatory compliance.  Regulations resulting from legislation such as The Sarbanes Oxley Act of 2002 and the Health Insurance Portability and Accountability Act, or HIPAA, require some companies to retain fixed content for legally defined periods of time, and then often require guaranteed deletion of that data when that time has elapsed.  These regulations also require organizations to take reasonable measures to ensure the security and integrity of their data over the long term.

•                  Electronic discovery requirements.  Recent changes in federal law require organizations to produce electronically stored data in the discovery phase of federal legal proceedings in a timely manner.

Fixed content is being created and stored at a faster rate than other types of content such as dynamic, transaction-oriented database information.  The Enterprise Strategy Group, a market research firm, estimates that the average retention period for information retained for business reference, compliance or discovery purposes is between 4 and 10 years.  Evolving business practices and regulations are changing the requirements placed on systems that store and manage fixed content, and are driving the need for readily available long-term storage.

Demand For New Approaches to Storing and Managing Fixed Content

Traditionally, high-cost disk drives that are highly-available and optimized for performance, such as Fibre Channel and SCSI, have been used to store dynamic, transaction-oriented database information, while fixed content has been moved onto less expensive, low-availability storage systems such as tape and optical disk for long-term storage.  Historically, most research and development in the storage industry has focused on improving the speed and performance characteristics for managing dynamic information.  However, as retention periods lengthen and demands placed on long-term storage become more complex, organizations are increasingly looking for cost-effective, intelligent storage solutions with high-availability that can scale to tackle the exponential growth of fixed content.

In light of these factors, organizations are changing the way they approach the storage and management of fixed content in a number of ways.

•                  Adoption of low-cost, capacity optimized disk storage —  The introduction of low-cost, capacity-optimized ATA, and later Serial ATA, or SATA, disk drives is changing the way organizations store fixed content.  More organizations are creating disk-based tiered storage environments, in which data that is highly transactional or mission critical is stored on traditional performance optimized disk drives, such as Fibre Channel or SCSI, while fixed content data is moved to lower cost tiers that are optimized for capacity.  These lower cost tiers generally utilize SATA disk drives.  As fixed content continues to grow faster than other data types, the result has been a shift from the need for performance-optimized storage to capacity-optimized storage.  In addition, the need for ready access to information has led to the replacement of some tape and optical disk solutions with SATA disk drives.  IDC estimates that the market for capacity-optimized storage disk systems will grow from $6.4 billion in end-user spending in 2007 to $18.4 billion in 2012, at a five-year compounded annual growth rate, (CAGR) of 23%.  Source: IDC, Economic Crisis Response: Worldwide Disk Storage Systems 2008-2012 Forecast Update, Doc # 216074, January 2009.

•                  Growing adoption of replication and archiving solutions using disk-based technologies — Organizations are placing increasing importance on the accessibility and security of their digital information.  The ability to organize, find and dispose of information is also critically important.  To address these concerns, enterprises are replacing tape-based replication and archiving technologies with disk-based solutions that provide rapid access to their data.  Many organizations find it important to replicate data to protect their information from various threats and disasters.  Replication helps to ensure that an organization will be able to access their data from a secondary source in the case of data loss or corruption.  The purpose of an archive is to securely store information cost-effectively for the long-term while enabling the retrieval of specific files as easily and quickly as possible.  Unlike backup data, which is copied from a primary storage system, typically to tape, in support of short-term recovery efforts, archived data is transferred from primary storage systems to separate disk-based storage systems for long-term reference and reuse.    A 2007 Enterprise Strategy Group research report estimated that the capacity of external disk storage dedicated to digital archiving will grow from approximately 1,700 petabytes in 2008 to over 34,300 petabytes in 2012.

•                  Increasing demand for “green” storage to reduce energy consumption in the data center — Increasing demand for “green” storage to reduce power consumption in the data center — Power use is an increasingly important factor in the data center.  As the density of servers, storage and other computing assets within data centers has increased, the demand for power, exacerbated by mounting cooling needs resulting from increased power consumption, has begun to outstrip supply.  The availability of power has become a significant impediment to the growth of computing capabilities in some data centers.  The cost of power is also impacting IT budgets.  According to a 2006 report by Gartner, a technology market research firm, power costs typically represent approximately 10% of the average IT budget, and could increase to over 50% during the next few years.  Customer demand is prompting industry analysts to define a new class of storage known as “green” storage which is significantly more power efficient.  In addition, because of their increasing power consumption, data centers risk being targeted by “green” legislation to reduce power consumption and cut carbon emissions.   As a result, enterprises are increasingly seeking power efficient solutions in the data center to manage power consumption, reduce operating expense and respond to environmental and political concerns.